UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Greenfire Resources Ltd.
(Exact name of registrant as specified in its charter)

Alberta, Canada	001-41810	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1900 – 205 5th Avenue SW Calgary, Alberta T2P 2V7	T2P 2V7
(Address of principal executive offices)	(Zip Code)

Charles R. Kraus
Scale LLP

5473 Blair Rd Ste 100

Unit 86147

Dallas, TX 75231-4101

415-735-5933

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,      .

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Greenfire Resources Ltd. (“Greenfire”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Greenfire is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2024 to satisfy the requirements of Item 2.01. Greenfire’s ESTMA report is available on Greenfire’s website at https://www.greenfireres.com/wp-content/uploads/2025/05/ESTMA_Report-GROC-2024.pdf or on the Government of Canada’s website at https://natural-resources.canada.ca/our-natural-resources/minerals-mining/services-for-the-mining-industry/extractive-sector-transparency-measures-act/links-estma-reports/18198. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Greenfire Resources Ltd.

By:	/s/ Tony Kraljic	Date: May 29, 2025
Name:	Tony Kraljic
Title:	Chief Financial Officer

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